VIVIC CORP.

800 N Rainbow Blvd, Suite 208-29, Las Vegas, NV 89107, Tel: (702) 984-3984

September 1, 2017

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington D.C.  20549

Attn:

Ms. Susan Block

Re:

Re: Vivic Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 18, 2017

File No. 333-219148

To Whom It May Concern:

The Registrant hereby requests “acceleration” of the effective date of its Registration Statement to 1:00 p.m., Washington, D.C. time, on Thursday, September 7, 2017.

The Company hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

By:	/s/	Yoel Rosario Duran
	Name:	Yoel Rosario Duran
	Title:	President, Director and Treasurer
(Principal Executive, Financial and Accounting Officer)